Exhibit 99.1

Financial calendar

Financial calendar for Okeanis Eco Tankers Corp.

FINANCIAL YEAR 2023

30.04.2024 - Annual Report

29.02.2024 - Quarterly Report - Q4

FINANCIAL YEAR 2024

09.08.2024 - Half-yearly Report

31.05.2024 - Annual General Meeting

16.05.2024 - Quarterly Report - Q1

08.11.2024 - Quarterly Report - Q3

Contacts

Company

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

This information is published pursuant to the requirements set out in the Continuing obligations.